September 9, 2016

Via EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Attention:    Anuja A. Majmudar

Re:    Blueknight Energy Partners, L.P.
Amendment No. 1 to Preliminary Information Statement on Schedule 14C
Filed August 30, 2016
File No. 001-33503

Dear Ms. Majmudar:
This letter sets forth the responses of Blueknight Energy Partners, L.P. (the “Partnership”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 7, 2016 (the “Comment Letter”) with respect to the above-referenced filing of the Partnership. The responses are numbered to correspond to the numbers of the Comment Letter.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter and set forth below such comment is the Partnership’s response.

Amendment No. 1 to Preliminary Information Statement on Schedule 14C

Contribution Agreement

1.
Expand your response to prior comment number 2 to provide more detail on how the terms were determined. For example, indicate how you valued the Asset Sub in determining the number of Series A Preferred Units to be issued. Indicate also, the “recent trading prices” at that time.

The Partnership has included the requested disclosure under the caption “Issuance of Additional Series A Preferred Units¯ Contribution Agreement” in Amendment No. 2 to the Preliminary Information Statement on Schedule 14C (the “Amended Schedule 14C”).

Security Ownership of Certain Beneficial Owners and Management

2.
We reiterate that part of prior comment number 5 pertaining to CB-Blueknight, LLC. As you have done for Blueknight Energy Holding, Inc., indicate the natural person or persons having ultimate voting or investment control.

The Partnership has revised the disclosure under the caption “Security Ownership of Certain Beneficial Owners and Management” in the Amended Schedule 14C in response to the Staff’s comment. We respectfully note that CB-Blueknight, LLC (“CBBK”) is indirectly owned by funds affiliated with Charlesbank Capital Partners, LLC (“Charlesbank Capital”), which is the investment adviser to or general partner of such investment funds. Voting or investment decisions with respect to the Series A Preferred Units held by CBBK are made by a majority vote of Charlesbank Capital’s investment committee, which consists of individuals who are each senior investment professionals at Charlesbank Capital. Accordingly, none of the individuals on Charlesbank Capital’s investment committee exclusively possess ultimate voting or investment control, or otherwise possess special voting or veto rights, with respect to the Series A Preferred Units held by CBBK.

* * *

In response to the closing comments of the Staff’s comment letter, the Partnership has advised us, and has authorized us to hereby acknowledge on its behalf, in connection with its response to the Staff’s comments, that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at 214.953.6634.

Very truly yours,

/s/ Douglass M. Rayburn
Douglass M. Rayburn

cc:	Mark Hurley
Alex G. Stallings
Blueknight Energy Partners, L.P.

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